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                          June 17, 2024

       Justin Schreiber
       Chief Executive Officer
       LifeMD, Inc.
       236 Fifth Avenue, Suite 400
       New York, NY 10001

                                                        Re: LifeMD, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 7, 2024
                                                            File No. 333-280033

       Dear Justin Schreiber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Cam Hoang, Esq.